UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 30, 2002

PACIFIC CMA, INC.
(Exact name of registrant as specified in its charter)

Colorado	0-27653	84-1475073
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4750 Table Mesa Drive Boulder, Colorado	80305
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (303) 494-3000

(Former name or former address, if changed since last report)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this report, including statements in the following discussion which are not statements of historical fact, are what are known as "forward looking statements,"which are basically statements about the future, and which for that reason, involve risk and uncertainty, since no one can accurately predict the future. Words such as "plans," "intends," "will," "hopes," "seeks," "anticipates," "expects," "goal" and "objective" often identify such forward looking statements, but are not the only indication that a statement is a forward looking statement. Such forward looking statements include statements of our plans and objectives with respect to the present and future operations of the Company, and statements which express or imply that such present and future operations will or may produce revenues, income or profits. Numerous factors and future events could cause the Company to change such plans and objectives, or fail to successfully implement such plans or achieve such objectives, or cause such present and future operations to fail to produce revenues, income or profits. Therefore, the reader is advised that the following discussion should be considered in light of the discussion of risks and other factors contained in this Form 8K and in the Company's other filings with the Securities and Exchange Commission, and that no statements contained in the following discussion or in this Form 8K should be construed as a guarantee or assurance of future performance or future results.

Item 2. Acquisition or Disposition of Assets

On April 30, 2002, Pacific CMA, Inc., (the "Company") completed the acquisition of control of Airgate International Corporation ("Airgate"), a privately held New York-based freight forwarder which was established in 1990. Airgate is a non-asset based logistics services company. Accordingly, its assets consist primarily of current assets including cash, accounts receivable, prepaid expenses and the like. The Company intends to continue the operations of Airgate in substantially the same manner as they were conducted prior to the acquisition.

The acquisition was structured as a stock purchase transaction. Pacific CMA International, LLC, a Colorado limited liability company which is wholly-owned by the Company, acquired 81% of the issued and outstanding common stock of Airgate from the two principal shareholders of Airgate, Scott Turner and Thomas Zambuto.   Mr. Turner has been a director and officer of the Company since December, 2000.

The purchase price for acquisition of the 81% controlling interest in Airgate, included payment of $1,500,000, of which $300,000 was paid in cash and $1,200,000 was financed, and the issuance of 1,700,000 shares of the Company's common stock.   The purchase price was determined solely through negotiations among the parties.

The shares which were issued as part of the purchase price were issued in reliance upon exemptions from registration under state and federal law. Such shares constitute "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933.

The Company paid the $300,000 cash portion of the purchase price out of its internal resources. The financed portion of the purchase price consists of two promissory notes, each of which is in the original principal amount of $600,000. The notes bear interest at a variable rate equal to the prime rate from time to time plus 1.5%, and are payable in four equal installments on September 30, 2002, February 28, 2003, July 31, 2003 and December 31, 2003. The notes may be prepaid in whole or part at any time without penalty.

In conjunction with the acquisition of a controlling interest in Airgate, Scott Turner and Thomas Zambuto each executed a new 3-year employment agreement with Airgate.   Under the terms of these employment agreements, Mr. Turner will continue to serve as President and Mr. Zambuto will continue to serve as Executive Vice President of Airgate.   Mr. Turner will also continue to serve as an officer and director of the Company.

Item 7. Financial Statements and Exhibits

(a) Financial statements of businesses acquired.

The following financial statements are attached hereto as Exhibit A:

(1) Consolidated Financial Statements of Airgate International Corp. and Subsidiaries as of February 28, 2002 and 2001.

(2) Pro forma Consolidated Financial Statements of Pacific CMA, Inc., as of December 31, 2001.

(c) Exhibits.

The following exhibits are incorporated by reference as part of this Current Report on Form 8K/A:

10.1   Stock Purchase Agreement dated April 30, 2002, by and among Pacific CMA International, LLC, Pacific CMA, Inc., Airgate International Corp, Thomas Zambuto and Scott Turner, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.2   Promissory Note dated April 30, 2002, in favor of Scott Turner, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.3   Promissory Note dated April 30, 2002, in favor of Thomas Zambuto, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.4   Pledge Agreement dated April 30, 2002, between Scott Turner as Pledgee, Pacific CMA International, LLC, as Pledgor, and Robinson Brog Leinwand Greene Genovese & Gluck, P.C. as Pledge Holder, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.5   Pledge Agreement dated April 30, 2002, between Thomas Zambuto as Pledgee, Pacific CMA International, LLC, as Pledgor, and Robinson Brog Leinwand Greene Genovese & Gluck, P.C. as Pledge Holder, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.6   Guaranty by Pacific CMA, Inc., in favor of Scott Turner, dated April 30, 2002, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.7   Guaranty by Pacific CMA, Inc., in favor of Thomas Zambuto, dated April 30, 2002, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.8   Escrow Agreement dated April 30, 2002, between Thomas Zambuto and Scott Turner as Seller, Pacific CMA International, LLC, as Purchaser, and Robinson Brog Leinwand Greene Genovese & Gluck, P.C. as Escrow Agent, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.9   Employment Agreement of Scott Turner, dated April 30, 2002, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

10.10   Employment Agreement of Thomas Zambuto, dated April 30, 2002, filed May 14, 2002, with the Securities and Exchange Commission on Form 8K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC CMA, INC.

By:/S/ ALFRED LAM
　　　　Alfred Lam, Chairman, Treasurer and Director

By:/S/ SCOTT TURNER
　　　　Scott Turner, President and Director

By:/S/ LOUISA CHAN
　　　　Louisa Chan, Director

Date:　July 15, 2002

Exhibit A

**AIRGATE INTERNATIONAL CORP.
AND SUBSIDIARIES**

**REPORT ON AUDITS OF CONSOLIDATED
FINANCIAL STATEMENTS**

YEARS ENDED FEBRUARY 28, 2002 AND 2001

Independent Auditors' Report

Board of Directors and Stockholders
Airgate International Corp. and Subsidiaries
Jamaica, New York

We have audited the consolidated balance sheets of Airgate International Corp. and Subsidiaries as of February 28, 2002 and 2001, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Airgate International Corp. and Subsidiaries as of February 28, 2002 and 2001, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, 81% of the Company's common stock was purchased by an unrelated party in April 2002.

HOLTZ RUBENSTEIN & Co., LLP

June 5, 2002
Melville, New York

AIRGATE INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	February 28,	
	2002	2001
CURRENT ASSETS:		
Cash and cash equivalents	$209,669	$197,564
Accounts receivable (less allowance for doubtful accounts of $63,000 and $67,000 in 2002 and 2001, respectively)	2,017,829	1,629,931
Prepaid expenses and other current assets	35,253	51,271
Due from stockholders (Note 2)	165,300	190,580
Total current assets	2,428,051	2,069,346
PROPERTY AND EQUIPMENT, net (Note 3)	98,505	123,740
	$2,526,556	$2,193,086

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

	2002	2001
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$4,173,522	$3,099,126
Due to stockholder (Note 4)	-	1,400,291
Current portion of long-term debt	-	8,130
	4,173,522	4,507,547
OTHER LIABILITIES:		
Long-term debt, net of current maturities (Note 4)	95,613	-
	4,269,135	4,507,547
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)		
STOCKHOLDERS' DEFICIENCY:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	20,000	20,000
Additional paid-in capital	116,200	116,200
Deficit	(1,878,779)	(2,450,661)
	(1,742,579)	(2,314,461)
	$2,526,556	$2,193,086

See notes to consolidated financial statements

AIRGATE INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended February 28, | |
	2002	2001
Sales (Note 10)	$29,139,079	$33,101,690
Cost of sales	26,216,875	29,195,134
Gross profit	2,922,204	3,906,556
Selling, general and administrative expenses (Note 6)	3,745,703	3,786,516
Settlement of vendor/stockholder liability (Note 4)	(1,400,291)	-
Income before income tax provision	576,792	120,040
Provision for income taxes (Note 8)	4,910	8,442
Net income	$571,882	$111,598
Income per share	$5,718.82	$1,115.98
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	100	100

See notes to consolidated financial statements

9

AIRGATE INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY

	Total	Shares	Common Stock	Additional Paid-In Capital	Deficit
Balance at March 1, 2000	$(2,426,059)	100	$20,000	$116,200	$(2,562,259)
Net income/comprehensive income	111,598	-	-	-	111,598
Balance at February 28, 2001	(2,314,461)	100	20,000	116,200	(2,450,661)
Net income/comprehensive loss	571,882	-	-	-	571,882
Balance at February 28, 2002	$(1,742,579)	100	$20,000	$116,200	$(1,878,779)

See notes to consolidated financial statements

AIRGATE INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended February 28, | |
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$571,882	$111,598
Adjustment to reconcile net income to net cash (used in) provided by operating activities:		
Settlement of vendor/stockholder liability	(1,400,291)	-
Depreciation and amortization	32,928	46,562
Bad debts	39,149	-
(Increase) decrease in assets:		
Accounts receivable	(427,047)	(411,786)
Prepaid expenses and other current assets	16,018	(23,239)
Increase in liabilities:		
Accounts payables and accrued expenses	1,074,396	444,400
Net cash (used in) provided by operating activities	(92,965)	167,535
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(7,693)	(18,916)
Net cash used in investing activities	(7,693)	(18,916)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of long-term debt	(8,130)	(14,926)
Repayments from stockholders	25,280	25,200
Proceeds from note payable	95,613	-
Net cash provided by financing activities	112,763	10,274
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,105	158,893
CASH AND CASH EQUIVALENTS, beginning of year	197,564	38,671
CASH AND CASH EQUIVALENTS, end of year	$209,669	$197,564

See notes to consolidated financial statements

AIRGATE INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 28, 2002 AND 2001

1.   **Summary of Significant Accounting Policies:**

a. Description of the company

Airgate International Corp. (the "Company") was incorporated in the state of New York on September 27, 1995. The Company operates as a freight forwarder including air export and import as well as sea export and import. Freight is shipped between New York and various overseas locations such as Hong Kong and Korea. The Company's customers are in various industries such as dry goods and apparel. As a freight forwarder, the Company arranges for air and sea transportation of goods but does not take title to the goods.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions are eliminated.

c. Revenue recognition

Revenue represents income arising from freight forwarding services, which is recognized when the freight is received from the shipper (for import freight) or when the freight leaves the carrier's terminal (for export freight) with accrual of the estimated direct costs to complete delivery of freight in transit.

d. Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

e.   Allowance for doubtful accounts

Losses from uncollectible accounts are provided for by utilizing the allowance for doubtful accounts method based upon management's estimate of uncollectible accounts.

f.   Property and equipment

All property and equipment are recorded at cost. Leasehold improvements are amortized under the straight-line method. Major additions are added to the property accounts while maintenance and repairs which do not appreciably extend the useful lives of the related assets are expensed when incurred.

Depreciation is calculated using the Modified Accelerated Cost Recovery Systems (MACRS) which is used for tax purposes over the assets' statutory lives as follows:

Vehicles	5 years
Furniture and equipment	5-7 years
Leasehold improvements	39 years

The above depreciable lives are in conformity with tax guidelines and do not take into consideration the assets' estimated useful lives. The difference between this tax method and generally accepted accounting principles is immaterial.

g.   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

h.   Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes which are taxes computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. Deferred tax assets are classified as current or non-current based upon the classification of the related asset for financial reporting purposes, subject to a valuation allowance. Deferred taxes have been provided for the recognition of operating loss carryforwards that are available to offset future taxable income as well as the difference between book and tax methods for the accounting for the allowance for doubtful accounts.

i.   Income (loss) per common share

Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), requires dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options or convertible securities were exercised or converted into common stock.

Basic and diluted per share amounts were equivalent for the years ended February 28, 2002 and 2001.

j. Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Comprehensive income was equivalent to net income for the years ended February 28, 2002 and 2001.

2.   Due from Stockholders:

Due from stockholders represents unsecured advances to two stockholders which are non-interest bearing and payable upon demand.

3.   Property and Equipment:

Property and equipment consists of the following at:

	February 28,	
	2002	2001
Vehicles	$67,578	$67,578
Furniture and fixtures	10,241	10,241
Office equipment	217,481	209,788
Leasehold improvements	40,341	40,341
	335,641	327,948
Less accumulated depreciation	237,136	204,208
	$98,505	$123,740

4. Related Party Transactions:

As a result of prior years' transactions, the Company had a net balance due to a minority stockholder of the Company. The net balance was settled during fiscal February 28, 2002.

The Company entered into an agreement with a related party whereby the Company may borrow up to $250,000. Advances under the agreement bear interest at 5% and are payable in August 2003.

5.   Fair Value of Financial Instruments:

The fair value of the Company's financial instruments approximate their carrying amounts.

6.   Leases:

The Company operates its facilities in Jamaica, New York under two lease agreements with an unrelated party. The leases expire in March 2004 and June 2006. Under both leases the Company also pays, as additional rent, a percentage of the building's real estate taxes and operating expenses which are in excess of a base year amount.

The Company also maintains various leases for office equipment which are recorded as operating leases.

Lease commitments under operating leases are as follows:

Year Ending February 28,	
2003	$211,000
2004	181,000
2005	74,000

Rent expense for the years ended February 28, 2002 and 2001 was $121,000 and $116,500, respectively.

7. Concentration of Credit Risk:

Financial instruments which potentially expose the Company to a concentration of credit risk consist primarily of trade accounts receivable and cash. The Company's accounts receivable is composed of significant foreign (as well as domestic) accounts. Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular geographic area. The Company maintains cash balances at a bank in excess of the federally insured amount.

8. Income Taxes:

The Company has federal net operating loss carryforwards of approximately $1,429,000. Since realization of the tax benefits associated with these carryforwards is not assured, a full valuation allowance of approximately $572,000 was recorded against these tax benefits as required by SFAS No. 109. The use of these NOLs is restricted subject to the provisions of Internal Revenue Code Section 382. The transaction described in Note 11 qualifies for the provision.

9. Supplemental Cash Flow Information:

The following represents cash paid for:

	Years Ended February 28,	
	2002	2001
Interest	$457	$1,300
Income taxes	$4,910	$8,497

10.   Major Customers:

Revenue from one major customer approximated 26% and 22% of total revenue for the years ended February 28, 2002 and 2001, respectively.

11.   Subsequent Events:

In April 2002, 81% of the Company's common stock was purchased by an unrelated party. The purchase price, determined through negotiations among the parties, included cash and shares of the acquiring company's common stock.

In conjunction with the acquisition of a controlling interest in the Company, the two previous principal stockholders each executed a new three year employment agreement with the Company. Under the terms of these employment agreements the previous principal stockholders will continue to serve as President and Executive Vice President, respectively, of the Company. One of the previous principal stockholders will continue to serve as an officer and director of the Company.

PACIFIC CMA, INC.
Pro Forma Consolidated Financial Statements
(Unaudited)

On April 30, 2002, the Company completed the acquisition of the 81% controlling interest in Airgate International Corporation. ("Airgate"), a privately held company that provides New York based logistics and freight forwarding services.

The total acquisition cost was approximately $2,960,000, including the payment of $1,500,000, of which $300,000 was paid in cash and $1,200,000 was financed, the issuance of 1.7 million shares of common stock valued at approximately $1,360,000 and approximately $100,000 of transaction costs. The consideration was determined solely through negotiations among the parties.

The acquisition is accounted for using the purchase method of accounting. The net acquisition cost, plus the transaction costs, was allocated to tangible and intangible assets. The excess of the aggregate acquisition cost over the estimated fair value of the net assets acquired is recognized as goodwill. Goodwill will be evaluated on a regular basis for impairment. The allocation of acquisition cost is based on preliminary data of Airgate and may change when additional information on the valuation is obtained.

The unaudited pro forma consolidated balance sheet as of December 31, 2001 gives effect to the acquisition as if it had occurred on December 31, 2001. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 gives effect to the acquisition as if it had occurred on January 1, 2001. The unaudited pro forma information is based on the historical financial statements of Pacific CMA, Inc. for the year ended December 31, 2001 and the historical numbers of Airgate for the year ended February 28, 2002, giving effect to the transactions under the purchase method of accounting as well as assumptions and adjustment as indicated in the Notes below.

PACIFIC CMA, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)

	Pacific CMA, Inc. As of Dec 31, 2001	Airgate Int'l Corp As of Feb 28, 2002	Pro forma Adjustment	Pro forma	
	US$	*US$*	*US$*	*US$*	
ASSETS					Note
Current assets					
Cash and cash equivalents	2,263,507	209,669	(300,000)	2,173,176	2
Fixed deposits	28,861	-		28,861	
Trade receivables	3,217,839	2,017,829	(2,073,479)	3,162,189	3
Deposits, prepayments and other debtors	414,476	35,253		449,729	
Due from stockholders	-	165300		165,300	
Loan receivable	435,385	-		435,385	
Tax refundable	24,453			24,453	
Total current assets	6,384,521	2,428,051		6,439,093	
Property, plant and equipment, net	305,679	98,505		404,184	
Investment in subsidiaries					2
			2,960,000		
			(2,960,000)		4
Goodwill	4,605	-		2,964,605	4
			2,960,000		
Deferred taxes	12,815	-	572,000	584,815	5
Total assets	6,707,620	2,526,556	1,158,521	10,392,697	
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Trade payables	2,683,250	4,031,015	(2,023,773)	4,690,492	3
Accrued charges and other creditors	182,880	142,507	100,000	425,387	2
Due to a director	3,675	-		3,675	
Obligations under hire purchase contracts					
Current portion	33,548	-		33,548	
Debt maturing within one year	232,667	-	300,000	532,667	2
Total current liabilities	3,136,020	4,173,522		5,685,769	
Debt maturing within 2 -5 year	-	95,613	900,000	995,613	2

Obligations under hire purchase contracts non-current portion	19,961	-		19,961	
Total liabilities	3,155,981	4,269,135	(723,773)	6,701,343	
Stockholders' equity					
Common stock with no par value	51,165	20,000	(20,000)	51,165	
Treasury stock	(180,000)			(180,000)	
Additional paid-in capital	1,966,718	116,200	(116,200)	3,326,718	
			1,360,000		2
Other comprehensive loss	(8,325)			(8,325)	
Retained earnings	1,722,081	(1,878,779)	(49,706)	501,796	3
			1,461,737		4
			(1,325,537)		4
					5
			572,000		
Total stockholders' equity	3,551,639	(1,742,579)	1,882,294	3,691,354	
Total liabilities and stockholders' equity	6,707,620	2,526,556	1,158,521	10,392,697	

PACIFIC CMA, INC.
PRO FORMA STATEMENT OF OPERATIONS
(Unaudited)

	Pacific CMA, Inc. Year Ended Dec 31, 2001	Airgate Int'l Corp. Year Ended Feb 28, 2002	Pro-forma Adjustment	Pro-forma	Note
	US$	US$	US$	US$	
Operating income					
Freight forwarding income	13,788,479	29,139,079	(5,328,127)	37,599,431	6
Operating expenses					
Cost of forwarding	(11,054,263)	(26,216,875)	5,282,173	(31,988,965)	6
Selling and administrative expenses	(2,313,228)	(3,681,169)		(5,994,397)	
Depreciation and amotization	(200,887)	(32,928)		(233,815)	
Total operating expenses	(13,568,378)	(29,930,972)		(38,217,177)	
Other income (expense)					
Settlement of vendor / stockholder		1,400,291		1,400,291	
Deferred offering cost written off	(40,545)			(40,545)	
Gain on disposal of a subsidiary	19,729			19,729	
Interest and other income	68,699	(11,054)		57,645	
Interest expense	(24,123)	(4,940)		(29,063)	
Due from subsidiaries written off		(15,612)		(15,612)	
Payment to acquire the capital deficiency of a subsidiary			(1,325,537)	(1,325,537)	4
Net other income	23,760	1,368,685		66,908	
Income (loss) before income taxes	243,861	576,792		(550,838)	
Provision for income taxes	(68,911)	(4,910)		(73,821)	
Net income (loss)	174,950	571,882		(624,659)	
Other comprehensive loss					
Foreign currency translation adjustments	(5,413)	-		(5,413)	
Comprehensive income (loss)	169,537	571,882	(1,371,491)	(630,072)	
Net income (loss) per share					
Weighted average number of shares outstanding					
Basic	20,884,975		1,700,000	22,584,975	7
Diluted	20,999,828		1,700,000	22,699,828	7
Net income (loss) per share of common stock					
Basic and Diluted	US$0.01			US$(0.03)	

PACIFIC CMA, INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1   Certain reclassifications were made to conform the categorization of Airgate to those of Pacific CMA, Inc.

NOTES TO PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 2001

2   Adjustment represents the cash paid and common stock issued to fund the acquisition. There were 1,700,000 shares of common stock issued valued at $0.8 per share. The following table identifies the components of the acquisition cost:

	USD
1.7M shares of common stock at approximately $0.8 each	1,360,000
Cash paid	300,000
Issuance of two promissory notes with the principal amount of $600,000 each	1,200,000
Estimated transaction costs	100,000
Total acquisition cost	2,960,000

3   Adjustment represents the elimination of inter-company current account balances. The amount of inter-company receivable and payable that could not be eliminated in the proforma balance sheet was US$46,000.

4   Goodwill represents the excess of acquisition cost over the current fair value of identifiable Airgate assets at the time of purchase. As Airgate has capital deficiency of $1,325,537 at the date of acquisition, the amount of goodwill only represents the cost of acquisition, which is $2,960,000.

5   Represents the estimated deferred tax assets being calculated at an assumed tax rate of 40%.

6. Adjustment for inter-company transactions for the period from March 1, 2001 to December 31, 2001.

    Inter-company freight forwarding income and cost of forwarding for the period from January 1, 2001 to February 28, 2001 amounted to $0.48 million, and, for the period from January 1, 2002 to February 28, 2002 amounted to $0.59 million have not been accounted for in the Pro-forma Statements of Operation.

7. Represents the increase in weighted average number of shares outstanding of 1,700,000 common stock as if they were issued on January 1, 2001 for the acquisition.